HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414

                                 August 11, 2017

John Stickel
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

      RE:   The Diamond Cartel, Inc.
            Registration Statement on Form S-1
            File No. 333-215884

     This office represents The Diamond Cartel, Inc. (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated July 28, 2017. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1. You are correct that the securities the Company plans to offer and sell will be a "penny stocks". However, in order to be subject to Rule 419, not only must the Company be issuing penny stock, but the Company also has to be a:

            "development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."

            Once the Company commences its offering (in fact, once the Company identifies a target entity) Section (a)(2)(i) of Rule 419 will not apply since the Company no longer plans to engage in a merger or acquisition with an unidentified company.

     2. The following is an analysis of the items required by Form S-4 and the reasons the Company cannot provide the disclosures required by certain items until the Company has identified a target entity.

     Item 1. The disclosures required by this item are included in Amendment No. 2 to the Company's Registration Statement.

     Item 2. The Company is not incorporating any information by reference.

     Item 3. Certain disclosures required by this item have been made in Amendment No. 2 to the Company's Registration Statement. However, until a target company can be identified, many of disclosures required by this item cannot be supplied. See for example, subparts (d) through (k) of Item 3.

     Item 4. The disclosures required by this item cannot be supplied until a target entity has been identified.

     Item 5. The disclosures required by this item cannot be supplied until a target entity has been identified.

     Item 6. The disclosures required by this item cannot be supplied until a target entity has been identified.

     Item 7. The disclosures required by this item cannot be supplied until a target entity has been identified.

     Item 8. Not applicable to the Company's offering.

     Item 9. The disclosures required by this item are included in Amendment No. 2 to the Company's Registration Statement.

     Item 10. The  Company  does not meet the  requirements  for the use of Form
S-3.

     Item 11. The  Company  does not meet the  requirements  for the use of Form
S-3.

     Item 12. The  Company  does not meet the  requirements  for the use of Form
S-3.

     Item 13. The  Company  does not meet the  requirements  for the use of Form
S-3.

     Item 14. The disclosures required by this item are included in Amendment No. 2 to the Company's Registration Statement.

     Item 15. The Company cannot supply the information required by this item until the target entity is identified.

     Item 16. The Company cannot supply the information required by this item until the target entity is identified.

     Item 17. The Company cannot supply the information required by this item until the target entity is identified.

     Item 18. The Company will not solicit proxies, consents or authorizations in connection with an proposed acquisition.

     Item 19. No meetings will be held in connection with any proposed acquisition. The terms of any acquisitions will be determined by the Company's director. The Company's shareholders will not have dissenters' rights in connection with any acquisition. In addition, certain disclosures required by this item, cannot be supplied until a target company can be identified. See for example, subparts (4), (5) and 7 of Item 19(a).

     Item 20. The disclosures required by this item are included in Amendment No. 2 to the Company's Registration Statement.

     Item 21. The disclosures required by this item are included in Amendment No. 2 to the Company's Registration Statement.

     Item 22. The undertakings required by this item will be included in Amendment No. 3 to the Company's Registration Statement.

     As explained in our previous letters, the Company's offering is structured so that investors in this offering will be protected from the perceived abuses which gave rise to the adoption of Rule 419.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart

                                William T Hart